AEGIS CAPITAL CORP.

March 4, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

RE:	Recro Pharma, Inc. (the “Company”)
Registration Statement on Form S-1
(File No. 333-191879) (the “Registration Statement”)

Dear Mr. Riedler:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Aegis Capital Corp., as representative of the underwriters of the offering, hereby joins the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on Thursday, March 6, 2014, at 5:00 p.m., EST, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act, please be advised that the preliminary prospectus dated February 12, 2014 in connection with the Registration Statement was distributed approximately as follows:

Copies to prospective dealers:	230
Copies to institutional investors:	300
Copies to others:	150
Total:	680

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Any questions should be addressed to Eric Lord at Aegis Capital Corp. at (646) 502-2415.

Very truly yours, AEGIS CAPITAL CORP.

By: /s/ Samuel Guidetti
Name: Samuel Guidetti
Title: Chief Compliance Officer

810 Seventh Avenue, 18th floor, New York, New York 10019 (212) 813-1010/Fax (212) 813-1047

Member NASD, SIPC